EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2025 Financial Results; Provides Second Quarter Guidance

Q1 2025 Revenues At the High End of Projected Range, Gross Margin In-Line, EPS Exceeded Guidance Range Issued on February 13, 2025
Company Q2 2025 Guidance: Revenues to Decrease 5.0% to Increase 3.0% QoQ, Gross Margin is Expected to be Around 31.0%. Profit per Diluted ADS to be 8.5 Cents to 11.5 Cents

  Q1 2025 revenues were $215.1M, a decrease of 9.3% QoQ, reaching the high end of the guidance range of 8.5% to 12.5% decrease QoQ
  Q1 GM reached 30.5%, in line with guidance of around 30.5%, flat from last quarter but up from 29.3% the same period last year, mainly a result of favorable product mix and continued cost optimization
  Q1 2025 after-tax profit was $20.0M, or 11.4 cents per diluted ADS, exceeding the guidance range of 9.0 cents to 11.0 cents
  Himax Q2 2025 revenues to decline 5.0% to increase 3.0% QoQ. GM to be around 31.0%, up from 30.5% in the prior quarter. Profit per diluted ADS to be in the range of 8.5 cents to 11.5 cents
  Currently, tariffs have not had a significant direct impact on Himax’s business
  Conservative Q2 revenue guidance reflects customers’ overall caution toward the global economic outlook and end market demand. Low 2H25 market visibility as tariff negotiations continues
  As the tariff-driven supply chain restructuring gains momentum, Himax is deepening its well-established Taiwan supply chain and strengthening into CN, KR, SG to enhance production flexibility, cost competitiveness and mitigate geopolitical risks
  Despite near-term headwinds, Himax continues to lead the global automotive display market, holding a 40% share in DDIC, over 50% in TDDI, and an even higher share in cutting-edge local dimming Tcon technologies
  Sample shipments of first-gen silicon photonics packaging solution for engineering validation and trial production are proceeding as planned. Himax continues to advance technology roadmap in close collaboration with FOCI, top-tier AI companies, and foundry partner through joint development of future-gen CPO solutions to meet the escalating bandwidth requirements driven by AI and HPC
  Despite the volatile geopolitical environment, Himax continues to actively explore high-growth markets to expand global footprint while developing long-term competitive advantages. Established a three-party strategic alliance with Powerchip and Tata Electronics. The collaboration echoes the “Make in India” strategy of the Indian government for high-tech areas while exploring India’s vast market demand

TAINAN, Taiwan, May 08, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter 2025 ended March 31, 2025.

“The recent abrupt and significant NT dollar appreciation against the US dollar, its impact on our Q2 financial results is limited and has been accounted for in Q2 financial guidance. Currently, tariffs have not had a significant direct impact on Himax’s business, as our IC products are not directly exported to the U.S. Amid the volatile macro environment, most panel customers have adopted a make-to-order model and are keeping inventories lean. In response, we are carefully monitoring wafer-starts, maintaining low inventory levels, and rigorously controlling operating expenses,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Automotive IC business currently accounts for half of Himax’s revenue. Having served the automotive display market for almost two decades, Himax has maintained a balanced global market share across major regions while demonstrating technological leadership and offering the industry’s most comprehensive suite of panel ICs, spanning LCD to OLED. Combined with over a decade of loyal relationships with global Tier 1 suppliers and automotive brands, these strengths help mitigate potential risks from tariffs and reinforce the long-term stability of our automotive business. In addition, Himax remains committed to a number of innovative fields, namely ultralow power AI, AR glasses, and co-packaged optics. These innovative fields are relatively less affected by macroeconomic fluctuations, and customer development efforts have not slowed due to tariff uncertainties. We expect these businesses to contribute meaningfully to both revenue and gross margin in the years ahead,” concluded Mr. Jordan Wu.

First Quarter 2025 Financial Results

Himax net revenues registered $215.1 million, a decrease of 9.3% sequentially, reaching the high end of guidance range of a decline of 8.5% to 12.5%, but representing a 3.7% increase year over year. Gross margin was 30.5%, in line with guidance of around 30.5%, flat from last quarter and up from 29.3% in the same period last year. The year-over-year increase was driven by a favorable product mix and continued cost optimization. Q1 profit per diluted ADS was 11.4 cents, exceeding the guidance range of 9.0 to 11.0 cents, primarily due to lower operating expenses.

Revenue from large display drivers came in at $25.0 million, flat from last quarter despite the seasonal downturn. This was primarily driven by demand spurred by Chinese government subsidies aimed at reviving domestic consumption. Notebook and monitor IC sales both recorded solid double-digit growth in Q1. In contrast, TV IC sales declined as expected, due to customers pulling forward their inventory purchases in the prior quarter. Sales of large panel driver ICs accounted for 11.6% of total revenues for the quarter, compared to 10.5% last quarter and 15.1% a year ago.

Revenue from the small and medium-sized display driver segment totaled $150.5 million, reflecting a sequential decline of 9.8% amid a typical low season. However, Q1 automotive driver sales, including both traditional DDIC and TDDI, outperformed guidance of a low-teens sequential decline, declining just single digit from the last quarter. The sequential decline reflected the waning effect of the Chinese government’s renewed trade-in stimulus, announced in mid-August 2024, while demand in other major markets remained stable. Q1 auto IC sales rose nearly 20% year over year, reflecting ongoing customer reliance on Himax’s technology and the strength of Company’s competitive moat. Himax’s automotive business, comprising DDIC, TDDI, Tcon, and OLED IC sales, remained the largest revenue contributor in the first quarter, representing more than 50% of total revenues. Meanwhile, both smartphone and tablet driver sales declined as expected amid a subdued festival season. The small and medium-sized driver IC segment accounted for 70.0% of total sales for the quarter, compared to 70.3% in the previous quarter and 69.5% a year ago.

Q1 non-driver sales reached $39.6 million, a 12.8% decrease from the previous quarter. The sequential decline was primarily attributable to the absence of a one-time ASIC Tcon shipment to a leading projector customer in the prior quarter, coupled with a moderation in automotive Tcon shipments after several quarters of robust growth. That being said, Himax’s position in local dimming Tcon for automotive remains unrivaled, supported by increasing validation and adoption from leading panel makers, Tier 1 suppliers, and automotive manufacturers around the world. Himax also has a robust pipeline of over two hundred design-win projects that are set to gradually enter mass production in the coming years. Non-driver products accounted for 18.4% of total revenues, as compared to 19.2% in the previous quarter and 15.4% a year ago.

First quarter operating expenses were $45.7 million, a decrease of 7.0% from the previous quarter and a decline of 9.8% from a year ago. Amid ongoing macroeconomic challenges, Himax is strictly enforcing budget and expense controls.

First quarter operating income was $19.8 million or 9.2% of sales, compared to 9.7% of sales last quarter and 4.8% of sales for the same period last year. The sequential decrease was mainly the result of lower sales, offset by lower operating expenses. The year-over-year increase resulted primarily from higher sales, improved gross margins, and lower operating expenses. First-quarter after-tax profit was $20.0 million, or 11.4 cents per diluted ADS, compared to $24.6 million, or 14.0 cents per diluted ADS last quarter, and up from $12.5 million, or 7.1 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $281.0 million of cash, cash equivalents and other financial assets as of March 31, 2025. This compares to $277.4 million at the same time last year and $224.6 million a quarter ago. Himax achieved a strong positive operating cash flow of $56.0 million for the first quarter. As of March 31, 2025, Himax had $33.0 million in long-term unsecured loans, with $6.0 million being the current portion.

Himax’s quarter-end inventories as of March 31, 2025 were $129.9 million, lower than $158.7 million last quarter and $201.9 million same period last year. Himax’s inventory levels have steadily declined for ten consecutive quarters since peaking during the Covid 19 pandemic when the industry was undergoing a supply shortage. As macroeconomic uncertainty impairs visibility across the ecosystem, Himax will continue to manage its inventory conservatively. Accounts receivable at the end of March 2025 was $217.5 million, down from $236.8 million last quarter but slightly up from $212.3 million a year ago. DSO was 91 days at the quarter end, as compared to 96 days last quarter and 93 days a year ago. First quarter capital expenditures were $5.2 million, versus $3.2 million last quarter and $2.7 million a year ago. First quarter capex was mainly for R&D related equipment for Company’s IC design business and ongoing construction of a new preschool near Himax’s Tainan headquarters for children of employees. The preschool is scheduled to open in 2026, reinforcing Company’s commitment to a family‑friendly workplace.

Prior to today’s call, Himax announced an annual cash dividend of 37.0 cents per ADS, totaling $64.5 million and payable on July 11, 2025, with a payout ratio of 81.1% of the previous year's profit. Himax will continue to focus on maintaining a healthy balance sheet while driving sustainable long-term growth to deliver value for its shareholders through high dividends and share repurchases.

Outstanding Share

As of March 31, 2025, Himax had 174.9 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total number of ADS outstanding for the first quarter was 175.1 million.

Q2 2025 Outlook

On the recent abrupt and significant NT dollar appreciation against the US dollar, its impact on Himax’s Q2 financial results is limited and has been accounted for in the financial guidance for the quarter. All of Himax’s revenues and nearly all of its cost of sales are US dollar denominated, providing a natural hedge for its buying and selling activities. In addition, the bulk of our R&D expenses, save for employee salaries, are also US dollar based. For employee compensation, a major item of Himax’s operating expenses, while its employees are paid in the local currency of their location for their salaries, their bonuses are all US dollar based. Other major non-US dollar expenses, mostly NT dollar-denominated, include utilities and income tax expenses. While Company don’t hedge for currency risk of our non-US dollar based operational expenses as the cost of such hedging would usually outweigh the benefit, Himax does purchase NTD in advance to cover the income tax payable, thereby minimizing the currency risk of a major expense item.

The recently announced U.S. tariff measures have intensified global trade tensions, triggered volatility in capital markets, and heightened macroeconomic and market demand uncertainty. Currently, tariffs have not had a significant direct impact on Himax’s business, as Company’s IC products are not directly exported to the U.S. Instead, they are assembled into panels or modules by customers outside the United States and then sold into global markets, including the United States. Just a negligible portion — about 2%—of Himax’s products are shipped directly to the United States. Only customers for these products are subject to U.S. tariffs. Almost all of these products are manufactured in Taiwan. While some customers have requested early shipments to avoid tariff duties, many others have opted to defer their orders amid ongoing tariff-related uncertainties. The company’s conservative Q2 revenue guidance reflects the highly cautious stance of its customers in general toward the global economic outlook and end market demand amid ongoing tariff development. Looking into the second half of the year, overall market visibility remains low with the world continuing to closely monitor the development of tariff negotiations. As the tariff-driven supply chain restructuring gains momentum, Himax is deepening its well-established supply chain in Taiwan while further strengthening its supply chain presence in China, Korea, Singapore, and other regions to ensure production flexibility and cost competitiveness, and to better mitigate geopolitical risks.

Amid the volatile macro environment, most panel customers have adopted a make-to-order model and are keeping inventories lean. In response, Himax is carefully monitoring wafer-starts, maintaining low inventory levels, and rigorously controlling operating expenses. Concurrently, Company is further optimizing costs by diversifying both foundry and backend packaging and testing, while mitigating risks and enhancing manufacturing flexibility. This approach is exemplified by the major milestone recently achieved in automotive display IC collaboration with Nexchip in China, with products now in mass production and adopted by leading automakers. This not only validates Himax’s diversified supply chain strategy but also underscores its steadfast commitment to scaling capacity and cost optimization.

Automotive IC business currently accounts for half of Himax’s revenue. Having served the automotive display market for almost two decades, Himax has maintained a balanced global market share across major regions while demonstrating technological leadership and offering the industry’s most comprehensive suite of panel ICs, spanning LCD to OLED. Combined with over a decade of loyal relationships with global Tier 1 suppliers and automotive brands, these strengths help mitigate potential risks from tariffs and reinforce the long-term stability of Himax’s automotive business.

In addition, Himax remains committed to a number of innovative fields, namely ultralow power AI, AR glasses, and co-packaged optics (CPO). Technologies in these areas are approaching maturity and offer substantial growth potential. As a pioneer and leader in key technologies enabling these novel areas, Himax is working closely with supply chain partners, from technology development through to mass production, to actively expand new business opportunities. These innovative fields are relatively less affected by macroeconomic fluctuations, and customer development efforts have not slowed due to tariff uncertainties. Himax expects these businesses to contribute meaningfully to both revenue and gross margin in the years ahead.

Despite the volatile geopolitical environment, Himax continues to actively explore high-growth markets, establish close partnerships with industry-leading companies, and continue to expand its global footprint while developing long-term competitive advantages. In Himax’s latest cross-border cooperation the Company established a three-party strategic alliance with Powerchip and Tata Electronics, a subsidiary of Tata Group, India's largest and most influential conglomerate. This collaboration combines Tata Electronics’ deep manufacturing and local supply chain integration strengths, Powerchip’s mature wafer manufacturing capabilities, and Himax’s leading display IC and WiseEye ultralow power AI sensing technologies to jointly create a powerful ecosystem. The collaboration echoes the “Make in India” strategy of the Indian government for high-tech areas while exploring the huge potential demand of the Indian market.

Display Driver IC Businesses

LDDIC

In Q2 2025, Himax anticipates large display driver IC sales to decline by a single digit sequentially, driven by customers’ pull forward orders placed in prior quarters, against the backdrop of Chinese government subsidies boosting domestic consumption. Monitor and notebook IC sales are expected to decrease in Q2, whereas TV IC sales are set to increase sequentially, driven by higher shipments to key end customers.

Looking ahead in the notebook sector, Himax is observing a growing trend for premium notebooks to adopt OLED displays and advanced touch features, partially fueled by the rise of AI PC. Himax is well-positioned to capitalize on this trend, offering a comprehensive range of ICs for both LCD and OLED notebooks, including DDIC, Tcon, touch controllers, and TDDI. In addition, Himax is expanding its high-speed interface product portfolio to support faster data transfer rates, lower latency, and improved power efficiency, features that are critical for next-generation displays. Himax has made progress on the next-generation eDP 1.5 display interface for Tcon for both LCD and OLED panels. This high-speed interface supports high frame rates, low power consumption, adaptive sync, and high resolution, key features essential for next-generation AI PCs. Through ongoing portfolio expansion and continuous technology innovation, Himax is well-positioned to lead in the rapidly evolving landscape of AI PCs and premium notebooks.

SMDDIC

Q2 small and medium-sized display driver IC business is expected to decline single-digit from the last quarter. Himax expects Q2 automotive driver IC sales, including both TDDI and traditional DDIC, to decline mid-teens sequentially, reflecting the combined impact of tariffs and the waning effect of China’s automotive subsidy program. Despite these near-term headwinds, automotive TDDI adoption continues to expand across the globe, driven by growing demand for more intuitive, interactive, and cost-effective touch panel features essential in modern vehicles. Himax’s cumulative shipments of automotive TDDI have outpaced competitors, with nearly 500 design-in projects secured to date, the majority of which have yet to enter mass production. On top of a continuous influx of new pipelines and design wins across the board, Himax is well-positioned for continued growth, further reinforcing Himax’s leadership in this space. For automotive DDIC, Himax continues to see solid shipment volume for automotive DDICs for non-touch applications including cluster displays, HUDs, and rear- and side-view mirrors. Company’s confidence is further strengthened by the growing proliferation of advanced technologies, such as LTDI (Large Touch and Display Driver Integration) in large-display car models. Himax is a pioneer in LTDI technology, which supports seamless, integrated large touch display panels, typically larger than 30 inches or spanning pillar-to-pillar across the entire width of the cockpit. LTDI also features high-density touch functionality for responsive performance, making it ideal for next-generation smart cabin designs that emphasize large displays and intuitive touch interaction. Additionally, Himax is seeing an increasing number of customers choosing to adopt its integrated LTDI and Tcon solution as the standard platform for their ultra large automotive display development. Such panels typically require four or more LTDI chips and at least one local dimming Tcon per panel. This growing platform adoption of more of Himax’s automotive IC offerings not only reflects strong customer loyalty to its technologies but also signifies an increase in content value for Himax on a per-panel basis. Multiple projects with global leading car brands are set to begin mass production starting the end of 2025. Himax continues to lead the global automotive display market, holding a 40% share in DDIC, over 50% in TDDI, and an even higher share in cutting-edge local dimming Tcon technologies.

Himax expects Q2 smartphone IC revenues to decline mid-teens from last quarter, while tablet IC sales are poised to grow by high teens sequentially, driven by renewed demand from leading customers following several quiet quarters.

On OLED business update. In the automotive OLED market, Himax has forged strategic alliances with leading panel makers in Korea, China, and Japan. As OLED technology expands beyond premium car models, Himax is well positioned to become the partner of choice and accelerate OLED adoption in vehicles by capitalizing on its strong presence and proven track record in automotive LCD displays. Leveraging Himax’s first mover advantage, Company offers a comprehensive suite of solutions, including DDIC, Tcon, and on-cell touch controllers. It's worth noting that Himax’s advanced OLED on-cell touch-control technology boasts an industry-leading signal-to-noise ratio exceeding 45 dB, delivering reliable performance even under challenging operational conditions such as glove wearing or wet-finger. The solution entered mass production in 2024, and an increasing number of leading global brands are rapidly adopting it for their premium car models. Himax expects to be a key beneficiary of the shift to OLED displays for the automotive industry over the next few years, unlocking a new growth driver for Himax that further reinforces its market leadership.

In addition, Himax has expanded its comprehensive OLED portfolio into the tablet and notebook markets, covering DDIC, Tcon, and touch controllers, through partnerships with leading OLED panel makers in Korea and China. Several new projects are slated to enter mass production with top-tier brands later this year. Meanwhile, Himax is developing value-added features, such as active stylus and gaming models to further enhance its product differentiation and competitive edge. In the smartphone OLED market, Himax is making solid progress in its collaborations with customers in Korea and China and expects mass production to start later this year.

Non-Driver Product Categories

Q2 non-driver IC revenues are expected to increase low teens sequentially.

Timing Controller (Tcon)

Himax anticipates Q2 2025 Tcon sales to increase high teens sequentially, primarily due to increased shipment of Tcon for notebook and automotive products. Automotive Tcon sales are set to increase by double digit in Q2, fueled by a strong pipeline of over two hundred design-win projects gradually entering mass production. With a steady influx of new projects, coupled with growing validation and widespread adoption of Himax’s local dimming Tcon in both premium and mainstream car models worldwide, Himax continues to maintain an unchallenged leadership position with a dominant market share. In the second quarter, Himax expects Tcon business to account for over 12% of total sales, with notable contributions from automotive Tcon. Meanwhile, head-up-display (HUD) is emerging as a major growth area within automotive displays, where local dimming Tcon adoption is accelerating. Himax’s industry-leading local dimming Tcon eliminates the “postcard effect” often seen in HUDs, caused by backlight leakage typical of conventional TFT LCD panels, delivering crisp, high‑fidelity images on the windshield. Additionally, it features advanced transparency detection to prevent the display from obstructing the driver’s view, thereby ensuring driving safety. With several HUD projects already underway and increasing inquiries, Himax is excited about the potential opportunity ahead. Himax’s automotive Tcon business is well positioned for growth over the next few years.

WiseEye™ Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge endpoint AI integration featuring industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. In the rapidly evolving AI landscape, WiseEye AI technology stands out for its expertise in on‑device AI, characterized by remarkably low power consumption, operating at just single‑digit milliwatts, and enabling AI functionality in battery‑powered endpoint devices. Additionally, WiseEye AI significantly extends battery life and improves overall data processing efficiency by offloading tasks from the main processor. These attributes unlock new opportunities across a wide range of everyday battery‑powered endpoint applications, evidenced by broad adoption of WiseEye AI across diverse applications, including notebooks, tablet, smart door locks, surveillance systems, access control, smart retail and many others.

On notebook, building on the success with Dell notebooks, WiseEye AI is expanding into additional use cases across other leading notebook brands, with some entering production later this year and expanding further into 2026. The growing adoption is further fueled by the rise of AI PCs, as WiseEye’s ultralow power, on-device inference capabilities align seamlessly with the industry’s shift toward more intelligent, context-aware, and energy-efficient computing. WiseEye’s advanced local inferencing technology enables real-time, high-precision user engagement detection by analyzing presence and motion, supporting a broad set of intelligent features, such as head pose estimation, gaze tracking, facial expression recognition, voice command, adaptive screen dimming, secure identity authentication and many others. These features enhance interactivity and user comfort without compromising battery life or system performance, making it fit for the demands of high performance and energy efficient next-generation AI PCs.

WiseEye also continues to achieve significant market success across various sectors such as smart door lock where Himax introduced the world’s first smart door lock with 24/7 sentry monitoring and real-time event recording. Himax is now expanding globally by collaborating with a number of leading door lock makers worldwide to integrate a suite of innovative AI features, including palm vein biometric access, parcel recognition, and anti-pinch protection. Several of these value-added solutions are slated for mass production later this year. WiseEye also powers smart retail, exemplified by Himax’s collaboration with E Ink on e‑Signage. Its always‑on AI detects viewer attributes, such as gender, appearance, and age, followed by real-time personalized ads and nearby product recommendations, creating immersive engagement that elevates the in‑store shopping experience.

For an update on Himax’s WiseEye module business. Equipped with pre-trained no-code or low-code AI, WiseEye modules simplify AI integration and support diverse use cases, including human presence detection, gender and age recognition, gesture recognition, face mesh, voice commands, thermal image sensing, palm vein authentication, and people flow management. Among them, the Himax PalmVein module has generated strong engagement across several industries. Multiple design wins have been secured, with mass production underway by global customers for smart access, workforce management and smart door lock, as Himax continues to explore additional application opportunities. Meanwhile, to meet growing demand for flexible access control in varied settings, the upgraded WiseEye PalmVein suite now combines palm‑vein recognition and facial recognition with peephole‑camera input, underpinned by an advanced liveness check for high‑precision, multi‑modal authentication. This upgraded PalmVein module not only enhances security by offering multiple layers of biometric verification but also ensures adaptability across a wide range of environments. These attributes make it particularly appealing to global brands looking to differentiate their products with enhanced security, greater user convenience, and flexible customization. Himax  anticipates increasing sales contribution from WiseEye PalmVein across a diverse array of applications starting next year and are excited about its long-term growth potential. Looking ahead, WiseEye is poised to scale rapidly across the broader AIoT market and emerge as a key growth driver for Himax in the years ahead.

Separately, Himax is bringing intelligent, ultralow power, always‑on AI sensing to AR glasses. Powered by real‑time, context‑aware AI running at single‑digit‑milliwatt, WiseEye uniquely delivers the two essentials for AR devices: instant responsiveness and all‑day battery life. These advantages have already led to WiseEye AI being adopted by a leading AR glasses platform, with ongoing engineering engagements involving several other prominent global AR tech names for their upcoming AR glasses. WiseEye supports always-on outward sensing, enabling AR glasses to detect and analyze the surrounding environment in real time. This empowers instant response and key functionality such as object recognition, navigation assistance, translation, and environmental mapping, greatly enhancing the overall AR experience. WiseEye also enables precise inward sensing, detecting subtle eye movements, gaze direction, pupil size, and blinking, providing critical data for more intuitive and natural user interactions in AR applications.

Wafer Level Optics (WLO)

In June 2024, Himax, in partnership with FOCI, a world leader in silicon photonics connectors, unveiled a state-of-the-art silicon photonics packaging technology, a critical technology to enable co-packaged optics (CPO) technology. This innovation of CPO integrates silicon photonic chips and optical connectors within multi-chip modules (MCM), replacing traditional metal wire transmission with high-speed optical communication. The technology significantly enhances bandwidth, boosts data transmission rates, reduces signal loss and latency, lowers power consumption, and significantly minimizes the size and cost of MCM.

Currently, sample shipments of Company’s first-generation silicon photonics packaging solution for engineering validation and trial production are proceeding as planned, with volumes set to increase in the coming quarters. In addition, Himax continues to advance its technology roadmap in close collaboration with FOCI, top-tier AI companies, and foundry partner through the joint development of future-generation CPO solutions to meet the escalating bandwidth requirements driven by AI and HPC applications.

Himax is pleased to see its partner, FOCI, achieving significant advancements in silicon photonics packaging, with notable improvements in automated production and testing. Together, Himax and FOCI are actively progressing in process validation and yield optimization to enable full-scale production for leading AI customers. Himax is exceptionally positioned to capitalize on future growth opportunities in high-performance computing, AI inference, and data center markets.

Alongside the CPO progress, certain global technology leaders are now engaging Himax’s WLO expertise to develop next‑generation waveguides for AR glasses, a testament to the market’s growing confidence in Company’s WLO technology.

With strong growth opportunities from CPO and AR glasses in the making, Himax is as optimistic as ever that its WLO business can emerge as a significant revenue and profit engine in the years ahead.

LCoS

On Himax’s latest advancement in LCoS microdisplay technology. At Display Week 2025 next week in San Jose, Himax will debut its ultra-luminous, miniature Dual-Edge Front-lit LCoS microdisplay. This industry-leading solution integrates both the illumination optics and LCoS panel into an exceptionally compact form factor, as small as 0.09 c.c., and weighing only 0.2 grams, while targeting up to 350,000 nits brightness and 1 lumen output at just 250mW maximum total power consumption, demonstrating unparalleled optical efficiency. The luminance breakthrough ensures excellent eye-level visibility even in bright ambient conditions, while its compact form factor enables the development of sleek, everyday AR glasses. With industry-leading compact form factor, superior brightness and power efficiency, it is ideally suited for next-generation AR glasses and head-mounted displays where space, weight, and thermal constraints are critical. Growing collaborations with leading global tech companies are underway. Himax is confident that its technological advancements will help revitalize the AR glasses market, drive its expansion, and unlock new possibilities for immersive visual experiences.

Second Quarter 2025 Guidance
Net Revenue:	Decline 5.0% to Increase 3.0% QoQ
Gross Margin:	Around 31.0%, depending on final product mix
Profit:	8.5 cents to 11.5 cents per diluted ADS

HIMAX TECHNOLOGIES FIRST QUARTER 2025 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 8, 2025
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.

Live Webcast (Video and Audio):	http://www.zucast.com/webcast/tUOBrqcV
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Dial-in Number (Audio Only):
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Participant PIN Code: 3300508 #

If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 3300508 # after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or Himax’s website, where it will remain available until May 8, 2026.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,603 patents granted and 389 patents pending approval worldwide as of March 31, 2025.

http://www.himax.com.tw

Forward Looking Statements
Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:

Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		3 Months Ended December 31,
	2025	2024	2024

Revenues
Revenues from third parties, net	$215,095	$207,544	$237,182
Revenues from related parties, net	38	6	41
	215,133	207,550	237,223

Costs and expenses:
Cost of revenues	149,581	146,805	164,963
Research and development	34,987	39,664	37,584
General and administrative	5,557	5,890	5,711
Sales and marketing	5,202	5,162	5,886
Total costs and expenses	195,327	197,521	214,144

Operating income	19,806	10,029	23,079

Non operating income (loss):
Interest income	2,312	2,524	2,042
Changes in fair value of financial assets at fair value through profit or loss	(17)	(7)	1,245
Foreign currency exchange gains, net	345	941	690
Finance costs	(903)	(1,018)	(964)
Share of losses of associates	(742)	(221)	(360)
Other gains	3,205	-	-
Other income	17	29	60
	4,217	2,248	2,713
Profit before income taxes	24,023	12,277	25,792
Income tax expense	3,841	-	761
Profit for the period	20,182	12,277	25,031
Loss (profit) attributable to noncontrolling interests	(195)	221	(423)
Profit attributable to Himax Technologies, Inc. stockholders	$19,987	$12,498	$24,608

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.114	$0.072	$0.141
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.114	$0.071	$0.140

Basic Weighted Average Outstanding ADS	174,913	174,724	175,008
Diluted Weighted Average Outstanding ADS	175,072	175,026	175,146

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2025	March 31, 2024	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$275,445	$261,702	$218,148
Financial assets at amortized cost	2,286	14,334	4,286
Financial assets at fair value through profit or loss	3,253	1,380	2,140
Accounts receivable, net (including related parties)	217,549	212,326	236,813
Inventories	129,867	201,872	158,746
Income taxes receivable	717	1,003	726
Restricted deposit	503,700	453,000	503,700
Other receivable from related parties	11	136	13
Other current assets	37,760	60,051	43,471
Total current assets	1,170,588	1,205,804	1,168,043
Financial assets at fair value through profit or loss	23,524	21,635	23,554
Financial assets at fair value through other comprehensive income	29,985	1,889	28,226
Equity method investments	8,061	3,173	8,571
Property, plant and equipment, net	120,538	128,938	121,280
Deferred tax assets	20,872	10,440	21,193
Goodwill	28,138	28,138	28,138
Other intangible assets, net	619	851	636
Restricted deposit	30	31	31
Refundable deposits	215,271	221,886	221,824
Other non-current assets	17,854	20,728	18,025
	464,892	437,709	471,478
Total assets	$1,635,480	$1,643,513	$1,639,521
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$602	$-	$-
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	503,700	453,000	503,700
Accounts payable (including related parties)	105,610	117,234	113,203
Income taxes payable	12,785	11,071	9,514
Other payable to related parties	-	92	-
Contract liabilities-current	5,176	14,739	10,622
Other current liabilities	50,443	116,558	63,595
Total current liabilities	684,316	718,694	706,634
Long-term unsecured borrowings	27,000	33,000	28,500
Deferred tax liabilities	557	499	564
Other non-current liabilities	7,489	14,823	7,496
	35,046	48,322	36,560
Total liabilities	719,362	767,016	743,194
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,722	114,982	115,376
Treasury shares	(5,546)	(5,157)	(5,546)
Accumulated other comprehensive income	7,874	(94)	8,621
Retained earnings	684,587	653,007	664,600
Equity attributable to owners of Himax Technologies, Inc.	909,647	869,748	890,061
Noncontrolling interests	6,471	6,749	6,266
Total equity	916,118	876,497	896,327
Total liabilities and equity	$1,635,480	$1,643,513	$1,639,521

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2025	2024	2024

Cash flows from operating activities:
Profit for the period	$20,182	$12,277	$25,031
Adjustments for:
Depreciation and amortization	5,156	5,471	5,564
Share-based compensation expenses	100	358	103
Losses (gains) on disposals of property, plant and equipment, net	(3,205)	-	4
Changes in fair value of financial assets at fair value through profit or loss	17	7	(1,245)
Interest income	(2,312)	(2,524)	(2,042)
Finance costs	903	1,018	964
Income tax expense	3,841	-	761
Share of losses of associates	742	221	360
Inventories write downs	4,444	4,353	4,037
Unrealized foreign currency exchange losses (gains)	441	(868)	(159)
	30,309	20,313	33,378
Changes in:
Accounts receivable (including related parties)	13,083	15,704	(27,302)
Inventories	24,435	11,083	29,675
Other receivable from related parties	2	(67)	9
Other current assets	(978)	2,298	2,502
Accounts payable (including related parties)	(7,250)	13,202	(7,706)
Other payable to related parties	-	(20)	1
Contract liabilities	735	1,192	6
Other current liabilities	(3,763)	(7,780)	2,508
Other non-current liabilities	71	514	71
Cash generated from operating activities	56,644	56,439	33,142
Interest received	438	854	3,513
Interest paid	(835)	(936)	(1,047)
Income tax paid	(200)	391	(191)
Net cash provided by operating activities	56,047	56,748	35,417

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,221)	(2,699)	(3,222)
Acquisitions of intangible assets	(52)	(118)	-
Acquisitions of financial assets at amortized cost	-	(2,439)	(2,286)
Proceeds from disposal of financial assets at amortized cost	2,000	500	10,289
Acquisitions of financial assets at fair value through profit or loss	(6,160)	(7,488)	(6,807)
Proceeds from disposal of financial assets at fair value through profit or loss	5,017	8,163	3,722
Acquisitions of financial assets at fair value through other comprehensive income	(2,500)	-	-
Acquisition of a subsidiary, net of cash paid	-	-	(5,416)
Proceeds from capital reduction of investment	-	-	338
Acquisitions of equity method investment	-	-	(1,236)
Decrease (increase) in refundable deposits	10,283	22,217	(8)
Net cash provided by (used in) investing activities	3,367	18,136	(4,626)

Cash flows from financing activities:
Purchase of treasury shares	-	-	(832)
Prepayments for purchase of treasury shares	-	-	(2,168)
Proceeds from issuance of new shares by subsidiaries	-	71	-
Proceeds from short-term unsecured borrowings	612	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	484,300	447,100	461,400
Repayments of short-term secured borrowings	(484,300)	(447,100)	(461,400)
Payment of lease liabilities	(1,448)	(1,148)	(1,340)
Guarantee deposits received (refunded)	-	(1,868)	219
Net cash used in financing activities	(2,336)	(4,445)	(5,621)
Effect of foreign currency exchange rate changes on cash and cash equivalents	219	(486)	(1,161)
Net increase in cash and cash equivalents	57,297	69,953	24,009
Cash and cash equivalents at beginning of period	218,148	191,749	194,139
Cash and cash equivalents at end of period	$275,445	$261,702	$218,148